

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Via E-mail
Mr. Alan B. Levan
Chief Executive Officer and President
BFC Financial Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, Florida 33301

    Re: BBX Capital Corporation
            Tender Offer Statement on Schedule TO
            Filed March 20, 2015 by BFC Financial Corporation
            File No. 005-43699

Dear Mr. Levan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis as to whether the tender offer constitutes a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize that the offer is conditioned on your determination that the purchase of shares pursuant to the offer is not reasonably likely to result in the shares being delisted from the NYSE or deregistered under the Securities Exchange Act of 1934, Rule 13e-3 may nevertheless apply if the purchase constitutes the first in a series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in the rule.

Acceptance of and Payment for Shares, page 19

2.   Disclosure states that unpurchased or untendered shares will be returned "as promptly as practicable" following the expiration or termination of the offer. Please revise this statement so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Certain Information Concerning BBX Capital, page 26

3.   We note the statement that you assume no responsibility for the accuracy or completeness of the information concerning BBX Capital. It is inappropriate to disclaim responsibility for disclosure appearing in your tender offer statement. Please revise.

Conditions of the Offer, page 29

4.   We note the condition appearing in the first bullet point. The offer can be subject only to conditions that are based on objective criteria and are not within the bidder's control. Please revise this condition to specify the financing terms that would be considered acceptable, and the aggregate proceeds that would be sufficient to fund the purchase of shares in the offer and to pay related fees and expenses. Also, please confirm that, before the financing is consummated, you will revise your disclosure to provide required information under Items 1007 and 1016 of Regulation M-A and ensure that the offer remains open for a minimum of five business days from the date that this material change is first published, sent or given to security holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.